World Point Terminals, LP

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

June 17, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker
Katrina V. Dorin

Re:	World Point Terminals, LP
Draft Registration Statement on Form S-1
Commission File No. 377-00173
CIK No. 0001574963

Ladies and Gentlemen:

This letter sets forth the responses of World Point Terminals, LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 3, 2013 (the “Comment Letter”) with respect to Draft Registration Statement on Form S-1 confidentially submitted by the Partnership on May 6, 2013, File No. 377-00173 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed the initial public filing of the Registration Statement with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

General

1.	Please provide all disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement. You may use brackets to identify information that is subject to change prior to effectiveness. Also, please provide updated information with each amendment.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not permitted to omit under Rule 430A. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.	Please supplementally provide us with copies of all written communications that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Partnership’s initial public offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus Cover Page

3.	We note that CPT 2010, LLC, a wholly-owned subsidiary of your parent, is offering common units received in consideration for contribution of assets. Please provide us with an analysis as to whether the selling unitholder is an underwriter with respect to this offering.

Response: We have revised the Registration Statement to state that the selling unitholder may be deemed to be an underwriter with respect to this offering. Please see page 138 of the Registration Statement.

4.	At pages 14-15, you disclose that:

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from our parent a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee.

Please provide us with an analysis as to whether your parent should be deemed to be an underwriter in the registration statement with respect to the over-allotment units.

Response: We have revised the Registration Statement to state that the parent may be deemed to be an underwriter with respect to this offering. Please see page 137 of the Registration Statement.

Summary, page 1

Our Relationship with Our Sponsors, page 7

5.	We note your disclosure here and at page 117 that Apex Oil Company, Inc. owns terminals that may be suitable for your operations. In addition, you disclose that you will have a right of first offer with respect to Apex Oil Company, Inc.’s terminal assets in certain circumstances. Please clarify what constitute the “certain circumstances” that would invoke your right of first offer under the omnibus agreement and whether there is a current agreement or intention to purchase any such assets. We note the related risk factor at page 31.

Response: We have revised the Registration Statement to clarify the circumstances under which we would be in a position to exercise our right of first offer and to confirm that there is no current agreement or intention to purchase any such assets. Please see pages 8, 31, 123 and 124 of the Registration Statement.

Partnership Structure and Offering-Related Transactions, page 12

6.	We note your disclosure at page 7 that your parent will own all of your subordinated units at the closing of this offering. However, we note your disclosure here that the selling unitholder will receive certain subordinated units. Please clarify this discrepancy and revise your disclosure as appropriate.

Response: We have revised the Registration Statement to clarify the ownership of our subordinated units. Please see pages 7, 16, 54 and 122 of the Registration Statement.

The Offering, page 14

Limited Call Right, page 17

7.	We note that your general partner has the right in certain circumstances to call and purchase all common units. Disclose whether this threshold would be met at the time the subordinated units convert, based on the number of such units expected to be outstanding at the time this offering concludes. We note the related risk factor disclosure at page 42. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response: While we have not determined the exact number of common units that will be outstanding upon closing of the offering, nor the amount of common units or subordinated units to be held by our parent and the selling unitholder at such time, we anticipate that the aggregate amount of limited partner interests held by such parties upon closing of the offering will be lower than the 80% threshold that triggers the limited call right. We also believe that the tender offer rules are not applicable to the limited call right of the general partner because Rules 13e-3(g)(4) and 13e-4(h)(1) of the Securities Exchange Act of 1934. Rule 13e-3(g)(4) provides that Rule 13e-3 will not apply to “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” Similarly, Rule 13e-4(h)(1) provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Partnership’s amended and restated agreement of limited partnership, which will be included as an annex to the prospectus forming a part of the Registration Statement, will provide our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements of numerous previous master limited partnerships, and the Staff has previously agreed with our position that the tender offer rules do not apply to such limited call rights.

Non-GAAP Financial Measure, page 21

8.	We note your reconciliations of adjusted EBITDA to net income and to net cash provided by operating activities at page 22, and also at page 82. Clarify for us why your adjusted EBITDA amounts are not the same in both reconciliations in the predecessor historical columns for the years ended December 31, 2012 and 2011.

Response: We have revised the Registration Statement to conform our reconciliations of adjusted EBITDA to net income and to net cash by operating activities. Please see pages 22 and 85 of the Registration Statement.

Risk Factors, page 23

9.	The disclosures found at pages 139-143 appear to discuss risks inherent in an investment in you. Please expand the risk factors section to encompass the discussion of these risks, as applicable. For example, we note the extensive discussion at page 140 regarding your general partner’s power to conduct your business without unitholder approval.

Response: We have revised the Registration Statement to expand certain risk factors and to include additional risk factors to encompass the discussion described in the Staff’s comment. Please see pages 39 through 41 and 46 through 48.

Our general partner and its affiliates, including our sponsors…, page 37

10.	We note the general discussion in this section regarding the sponsors and your general partner. However, in light of your ownership and control structure, provide a new risk factor which succinctly indicates that Mr. Novelly and his family serve as the general partner’s sole members. Make clear in that risk factor that due to his ownership and role as sole members, Mr. Novelly is able to make virtually all business decisions relating to your operations without the need to depend on further input from others. Please also clarify Mr. Novelly’s ownership and role in Apex Oil Company, Inc.

Response: We have revised pages 7, 9, 37, 46, 122 and 131 of the Registration Statement in response to the Staff’s comment.

Reimbursements due to our general partner and its affiliates for services…, page 43

11.	We note your disclosure at page 160 that your partnership agreement requires you to reimburse your general partner for all expenses attributable to you. Please disclose in this risk factor, if true, that there is no limit on the fees and expense reimbursements that you may be required to pay to the controlling shareholders.

Response: We have revised pages 44 and 134 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 50

12.	You state that “If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to our parent from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.” Please explain in better detail why this would be the case. The second bullet point at page 50 indicates that you would distribute proceeds to your parent in satisfaction of its right to a reimbursement of capital expenditures made with respect to the contributed assets. Please explain why this reimbursement amount, rather than your working capital, for example, would vary based on your initial public offering price.

Response: We have revised page 53 of the Registration Statement in response to the Staff’s comment.

Cash Distribution Policy and Restrictions on Distributions, page 54

Unaudited Pro Forma Available Cash for Distribution for the Year Ended December 31, 2012, page 58

13.	Please update your quantitative and tabular disclosure to provide pro forma cash available for distribution for the most recently ended twelve month period in addition to the disclosed pro forma cash available for distribution for the year ended December 31, 2012. In addition, please provide the disclosure required by Item 303 of Regulation S-K with respect to such period.

Response: We have revised the quantitative and tabular disclosure to provide the pro forma cash available for distribution for the twelve months ended March 31, 2013. Please see pages 61 through 63 of the Registration Statement.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014, page 61

14.	We note that you have provided projected information for the twelve-months ending June 30, 2014 at page 62 and that you believe you will be able to generate the full amount of your annualized minimum quarterly distribution for the twelve-months ending June 30, 2014. Because you intend to make quarterly distributions, please also provide corresponding tabular disclosure on a quarterly basis over the forecasted period.

Response: We have revised page 65 of the Registration Statement to include projected information for the twelve-months ending June 30, 2014 on a quarterly basis.

15.	You state at page 64 that the estimated increase in total revenues derived from ancillary and additive services fees is primarily attributable to higher expected throughput of products that require ancillary and additive services. Please explain in better detail why you expect higher throughput of products that require ancillary and additive services.

Response: We have revised the Registration Statement to disclose the fact that the higher throughput of products that require ancillary and additive services is the result of new contracts we acquired in 2013. Please see page 67.

16.	We note your disclosure that depreciation and amortization is expected to increase for the twelve-months ending June 30, 2014 due to the new property acquired in 2012 and 2013. Please clarify which property was purchased in 2012. In this regard, we understand that you purchased a 32% in the Albany terminal in January 2013 and completed the purchase of terminal assets in Jacksonville, Florida in April 2013.

Response: At December 31, 2012, we had assets under construction of $8.7 million related to new tank construction at our Galveston terminal and the conversion of our Weirton terminal to handle crude oil. These assets, along with additional 2013 expenditures for these projects and our Albany and Jacksonville acquisitions in the first half of 2013, will result in the increased depreciation for the forecast period. We have revised pages 67 and 68 of the Registration Statement to describe the reasons for this increase.

17.	We note you are adjusting net income for distributions from your joint venture in excess of equity earnings to calculate estimated adjusted EBITDA. Please expand your disclosure to explain why you expect to receive these excess cash distributions over this twelve month period.

Response: We expect to receive cash distributions from the joint venture in excess of these earnings because the joint venture’s depreciation is expected to exceed its capital expenditures and other cash flow adjustments during the forecast period. We have revised page 68 of the Registration Statement to describe the reasons for this increase.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

Liquidity and Capital Resources, page 91

New Revolving Credit Facility, page 91

18.	We note your disclosure that your credit facility will contain covenants and conditions that limit your ability to make cash distributions. Once the particulars are known, please disclose the material terms.

Response: We are continuing to negotiate the principal terms of our revolving credit facility and will summarize its material terms in a future amendment to the Registration Statement.

Business, page 106

Insurance, page 124

19.	Please expand your disclosure to clarify the “allocation” of your insurance policy coverage among the entities contributed and not contributed to you. In connection therewith, we note your risk factor disclosure at page 28.

Response: We have revised page 130 of the Registration Statement in response to the Staff’s comment.

Management, page 125

Director Independence, page 125

20.	Please disclose, if true, that none of your directors are currently independent.

Response: We have revised page 131 of the Registration Statement in response to the Staff’s comment.

Executive Officers and Directors of Our General Partner, page 126

21.	We note your disclosure that your general partner will have five directors, including one nominee, following the closing of this offering. Once the information is known, please revise your disclosure to provide all the director and executive officer information required by Item 401 of Regulation S-K.

Response: We acknowledge the Staff’s comment and will undertake to provide in a future amendment to the Registration Statement all information required by Item 401 of Regulation S-K.

Executive Compensation, page 128

22.	Please expand your disclosure with respect to the management services arrangements between you and the entities employing your general partner’s executive officers. In addition, please provide similar disclosure under “Certain Relationships and Related Party Transactions” and file any agreements governing such arrangements.

Response: We have removed references to the management services arrangements. Instead of relying on separate written agreements with respect to such arrangements, we intend to reimburse our general partner and its affiliates, including our parent, for costs incurred in managing and operating us as provided in our partnership agreement. Please read pages 12, 44, 134 and 166 of the Registration Statement for a discussion of this obligation.

23.	We note your disclosure with respect to your long-term incentive plan. Please provide additional detail regarding the factors that you expect to consider with respect to your company performance in determining the award to be granted under the long-term incentive plan. Also, please file such agreement.

Response: Awards under the long-term incentive plan will be completely discretionary, and we do not know at this time what factors may or may not be considered by the board of directors of our general partner in granting such awards. We have revised page 134 of the Registration Statement to clarify this issue.

Certain Relationships and Related Party Transactions, page 134

24.	To the extent applicable, please revise your disclosure to include the information required by Item 404 of Regulation S-K with respect to your debt arrangements referenced at page 50.

Response: We have revised page 53 of the Registration Statement to reflect that we no longer intend to use any proceeds of this offering to repay indebtedness owed to an affiliate of our general partner; therefore, we have not provided additional disclosure.

Underwriting, page 184

Lock-Up Restrictions, page 185

25.	Please clarify what constitute the “certain limited exceptions” to the lock-up agreements. Please also file these agreements as exhibits.

Response: We have revised page 191 of the Registration Statement in response to the Staff’s comment. The lock-up agreements will be included as an annex to the Underwriting Agreement, which will be filed as an exhibit to the Registration Statement in a future amendment.

Exhibits, page II-1

26.	We note that several exhibits required by Item 601 of Regulation S-K will be filed by amendment, including the legality and tax opinions. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

Response: We acknowledge the Staff’s comment and will undertake to file all omitted exhibits as soon as practicable. We have filed Exhibits 10.5 and 10.6 with the Registration Statement, which exhibits contain redactions of certain information subject to a pending confidential treatment request. We will file all remaining exhibits to allow the Staff a sufficient amount of time to review them and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

Financial Statements

27.	Please update your historical and pro forma financial statements to comply with Rule 3-12 and Rule 11-02(c), respectively, of Regulation S-X.

Response: We have provided updated financial statements through the first quarter of 2013 in the Registration Statement.

28.	We note in April 2013 your parent acquired a 32% interest in a joint venture that holds the assets and operations of the Albany terminal. Please confirm separate financial statements of this equity method investment are not required under the guidance of Rule 3-05 of Regulation S-X.

In addition, we note your parent intends to convey their 32% interest in the joint venture to you in connection with the closing of the offering. Please tell us and disclose why this conveyance is not reflected in your pro forma combined financial statements.

Response: We performed the analysis under Rule 3-05 of Regulation S-X on the 32% interest in the joint venture and determined that separate financial statements are not required. We have included the 32% interest in the joint venture in the pro forma financial statements. It is reported on the Pro Forma Combined Balance Sheets as “Equity Method Investment” and in the Pro Forma Combined Statements of Operations as “Earnings from equity method.”

*     *     *     *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours,

WORLD POINT TERMINALS, LP

By:	/s/ Steven G. Twele
Steven G. Twele
Chief Financial Officer

Cc:	Paul A. Novelly
World Point Terminals, LP

Sean T. Wheeler
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.